PROSPECTUS Dated March 16, 2015 and	PRICING SUPPLEMENT NO. 1
PROSPECTUS SUPPLEMENT Dated February 17, 2017	Dated June 6, 2017
Registration Statement No. 333-202789
Filed Pursuant to Rule 424(b)(2)

€5,250,000,000
FORD MOTOR CREDIT COMPANY LLC

EURO MEDIUM-TERM NOTES
Due Nine Months or More from Date of Issue

€300,000,000 Floating Rate Notes due June 14, 2019

Any person making or intending to make an offer of the Euro Medium-Term Notes may only do so in circumstances in which no obligation arises for Ford Motor Credit Company LLC (“Ford Credit”) or any Agent to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer.

This document constitutes the Pricing Supplement for the Euro Medium-Term Notes described herein. This document must be read in conjunction with the accompanying Prospectus and Prospectus Supplement. Full information on Ford Credit and the offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus and Prospectus Supplement. Copies of the Prospectus and Prospectus Supplement may be obtained at no cost, by writing or telephoning Ford Credit’s principal executive offices at the following address: Ford Motor Credit Company LLC, One American Road, Dearborn, MI 48126, Attn: Corporate Secretary, 1-800-426-2888. Ford Credit’s SEC filings also are available to you at the SEC’s web site at http://www.sec.gov.

The Euro Medium-Term Notes offered hereby will be Floating Rate Notes and senior securities as more fully described in the accompanying Prospectus and Prospectus Supplement.

1.	Issuer:	Ford Motor Credit Company LLC
2.	Trade Date:	June 6, 2017
3.	Issue Date:	June 14, 2017 (T+6)
4.	Stated Maturity:	June 14, 2019
5.	Specified Currency:	Euro
6.	Principal Amount:	€300,000,000
7.	Price to Public:	100.000% plus accrued interest from the Issue Date
8.	All-in Price:	99.900%
9.	Net Proceeds (Before Expenses) to Issuer:	€299,700,000
10.	Interest Rate Basis:	3-Month EURIBOR
11.	Index Maturity:	3 months
12.	Spread:	+33 basis points
13.	Interest Rate Calculation:	EURIBOR determined on Interest Determination Date plus the Spread

14.	Minimum Interest Rate:	0.000%
15.	Initial Interest Rate:	3-Month EURIBOR as of two London Business Days prior to the Issue Date plus the Spread
16.	Interest Reset Dates:	Quarterly on the 14th of March, June, September and December of each year, commencing September 14, 2017
17.	Interest Determination Dates:	Quarterly, two London Business Days prior to each Interest Reset Date
18.	Interest Payment Dates:	Interest will be paid quarterly on the 14th of March, June, September and December of each year, commencing September 14, 2017
19.	Interest Payment Date Convention:	Modified, Following Adjusted
20.	Change of Interest Basis or Redemption / Payment Basis:	Not Applicable
21.	Day Count Convention:	Actual/360
22.	ISIN:	XS1629677466
23.	Plan of Distribution:	Name	Principal Amount Of Notes
		RBC Europe Limited	€300,000,000
		Total	€300,000,000

The above Agent has agreed to purchase the respective principal amount of Notes, opposite its name as principal, at a price of 99.900% plus accrued interest from June 14, 2017 if settlement occurs after that date.